UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN S.A.

CNPJ/ME No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

MATERIAL FACT

Cosan S.A. (“Company”), in compliance with CVM 358/2002 instruction, informs that, on March 11, 2020, the Company and its subsidiaries, jointly controlled and affiliated companies, experienced interruptions in some of its systems, partially affecting its operations, in view of an incident that occurred in its Information Technology environment, which origin is yet unknown. The appropriate containment measures are being taken.

The Company is acting to diligently evaluate the extension of such incident and mitigate its effects, endeavoring all efforts to normalize its operations.

The Company will keep the market posted.

São Paulo, March 11, 2020

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer